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                             April 11, 2024

       Peng Xue
       Chief Executive Officer
       BingEx Limited
       Building 6
       Zhongguancun Dongsheng International Science Park
       No.1 Yongtaizhuang North Road
       Haidian District, Beijing 100192
       People   s Republic of China

                                                        Re: BingEx Limited
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted April 1,
2024
                                                            CIK No. 0001858724

       Dear Peng Xue:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       January 23, 2024 letter.

       Amendment No. 4 to Draft Registration Statement on Form F-1

       Prospectus Summary, page 1

   1. We note that throughout your prospectus you removed the word "uncertainties" at various times and replaced it
with "change(s),    that there "may be change(s)" or    subject to
                                                        change(s).    For
example, we note the following revisions:
                                                            On page 5 that
Certain PRC laws, regulations, and legal requirements are constantly changing and may
change with little advance notice, and that "their interpretation and enforcement are
subject to changes."
 Peng Xue
BingEx Limited
April 11, 2024
Page 2
                On page 8 that "t[t]here may be changes" regarding the interpretation and application of current and future PRC laws, regulations, and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders.

         The Sample Letters sought specific disclosures relating to (i) uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, and (ii) the risk and uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the "change(s)" or that
         there "may be change(s)" or    subject to change(s)    conveys the
same risk. Please revise
         your disclosure to include the specific disclosure sought in our prior comments 4 and
         5 from our August 13, 2021 letter, accordingly.
2. Revise your prospectus summary and include a risk factor to provide disclosure about the facts that raise substantial doubt about your ability to continue as a going concern.
Summary of Consolidated Financial Data, page 18

3. Please revise to present separate tables of the condensed consolidating schedules by year to improve readability.
Note 1. Description of Business and Organization
Organization, page F-9

4.       We note from your disclosure that in May 2023,    shareholding
interests of VIE   s
         subsidiaries were transferred to the Company   s subsidiaries.    As a
result of this
         restructuring, you state that you now conduct operations through your PRC subsidiaries and the VIE. Please revise your disclosure to provide further information regarding the nature of this restructuring transaction, including significant terms. In addition, please clarify for us why the balance sheet of your VIE, as reflected on page F-13, did not decline in a proportional manner similar to that of total revenues.
Note 12. Income Tax, page F-36

5. We note from the income tax reconciliation that in 2023 there was a significant impact on
FirstName LastNamePeng Xue
       the income tax expense due to a change in tax rates. Please revise to disclose the nature of
Comapany    NameBingEx
       this change         Limited
                   in tax rate, including when the change became effective. Refer to FASB ASC
       740-10-50-12.
April 11, 2024 Page 2
FirstName LastName
 Peng Xue
FirstName   LastNamePeng Xue
BingEx Limited
Comapany
April       NameBingEx Limited
       11, 2024
April 311, 2024 Page 3
Page
FirstName LastName
       Please contact Jennifer O'Brien at 202-551-3721 or Kimberly Calder at 202-551-3701 if
you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Shu Du